May 17, 2010	Jason L. Kropp

U.S. Securities and Exchange Commission	+1 617 526 6421(t)
Division of Corporation Finance	+ 1 617 526 5000(f)
100 F Street, N.E.	jason.kropp@wilmerhale.com
Mail Stop 3010
Washington, DC 20549-6010
Attn: Karen J. Garnett, Assistant Director

Re:	Accretive Health, Inc. Amendment No. 4 to Registration Statement on Form S-l Filed April 26, 2010 Amendment No. 5 to Registration Statement on Form S-l Filed May 4, 2010 File No. 333-162186
Dear Ladies and Gentlemen:
On behalf of Accretive Health, Inc. (the “Company”), we have set forth below the responses of the Company to the comments of the staff (the “Staff”) set forth in the letter, dated May 12, 2010, from Karen J. Garnett, Assistant Director of the U.S. Securities and Exchange Commission (the “SEC”), to Mary A. Tolan, Founder, President and Chief Executive Officer of the Company (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-162186) (the “Registration Statement”) originally filed by the Company with the SEC on September 29, 2009.
For convenient reference, we have set forth below in italics each of the Staff’s comments and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. The response to Comment 1 is based on information provided to us by representatives of the Company.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37
Determination of Fair Value, page 46
1.	Refer to page 52. Please disclose the factors contributing to the difference between the latest fair value determination and the initial public offering price.

Response:	As discussed with the Staff, in the event that the initial public offering price represents an increase as compared to the February 3, 2010 fair value determination, the Company will include the following disclosure in the final prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”):

“The increase was primarily the result of a general increase in the stock market that has occurred since February 3, 2010, as well as the increased
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Beijing Berlin Boston Brussels Frankfurt London Los Angeles New York Oxford Palo Alto Waltham Washington

U.S. Securities and Exchange Commission
May 17, 2010

likelihood of our initial public offering. Specifically, our valuations have historically included discounts of 10% for the lack of marketability and 2% for the lack of voting rights. These discounts will not be applicable following the closing of this offering.”

The Company notes for the Staff that the low end of the price range, $14.00, represents a $0.71 decrease as compared to the February 3, 2010 fair value determination. In the event that the initial public offering price does not represent an increase as compared to the February 3, 2010 fair value determination, the Company will not include additional disclosure in the final prospectus filed pursuant to Rule 424(b) under the Securities Act. In addition, in such an event, the Company would delete the following disclosure from page 52 of the prospectus:

“The midpoint of the price range set forth on the cover page of this prospectus, $15.00, is an increase of $0.29, or approximately 2.0%, as compared to the $14.71 determination of fair value of our common stock made by our board of directors on February 3, 2010. ”
Exhibit 5.1 — Legal Opinion
2.	The first paragraph of the opinion indicates that the selling stockholders are selling up to 6,666,667 shares of common stock. This number is inconsistent with the prospectus cover page, which states that the selling stockholders will sell up to 7,666,667 shares. Please reconcile these two statements.

Response:	The selling stockholders are selling up to 7,666,667 shares of common stock in the offering. The Company will re-file Exhibit 5.1 with a pre-effective amendment to the Registration Statement to reflect this information.
******
In addition to the above responses to the Staff’s comments, the Company confirms that it will, at the time it requests acceleration of effectiveness of the Registration Statement, acknowledge the various matters stated on page 2 of the Comment Letter.
Please do not hesitate to contact the undersigned (617-526-6421) or David A. Westenberg (617-526-6626) with any questions regarding this response letter.
Very truly yours,
/s/ Jason L. Kropp
Jason L. Kropp

cc:	Jerard Gibson, Attorney-Advisor, U.S. Securities and Exchange Commission Yolanda Crittendon, Staff Accountant, U.S. Securities and Exchange Commission